Exhibit 99.1

Pixie Dust Technologies, Inc. to Exhibit at CES 2024

iwasemi™ RC-α wins CES 2024 Innovation Award

New York, NY and Tokyo, Japan, December 4, 2023 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, today announced that it will exhibit at the Eureka Park Japan Pavilion at CES 2024, which will be held in Las Vegas, USA from January 9 to 12, 2024.

In addition to attending CES 2024, Pixie’s transparent sound-absorbing panel iwasemi™ RC-α will be receiving the coveted Innovation Award, which is given to products that are recognized as leaders in the “Home Appliances” category.

iwasemi™ RC-α, which uses acoustic metamaterial technology, is a transparent sound absorbing material that can be attached to glass. In addition to a rectangular shape that allows various patterns to be created like tiles, it is equipped with a fluctuating process to protect privacy in the room. By using plant-derived bioplastic as the material, the Company has reduced its environmental impact and increased transparency. iwasemi™ RC-α blends into any space, creating a quiet environment that allows for conversation.

About CES

CES, which has been held since 1967, was once an exhibition focusing on home appliances, but now it is held in Las Vegas, USA, every January as one of the world’s largest technology events. Approximately 117,000 people attended CES 2023.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com